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(212) 318-6932 jeffreypellegrino@paulhastings.com
May 25, 2007
VIA EDGAR AND BY COURIER
Mr. Larry Spirgel Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549
Re:
FairPoint Communications, Inc.
Registration Statement on Form S-4 (File No. 333-141825)

Ladies and Gentlemen:

        On behalf of FairPoint Communications, Inc., a Delaware corporation (the "Registrant"), we are submitting three copies of the Registrant's response to the Staff's comments conveyed in its comment letter, dated May 3, 2007 (the "Comment Letter").

        This letter is submitted along with three copies of Amendment No. 1 to the Registrant's Registration Statement (the "Registration Statement") on Form S-4 (File No. 333-141825) relating to the registration under the Securities Act of 1933, as amended (the "Securities Act"), of up to 54,185,794 shares of common stock, par value $.01 per share (the "Common Stock"), to be issued by the Registrant in connection with the Registrant's merger with Northern New England Spinco Inc. All three copies of Amendment No. 1 to the Registration Statement ("Amendment No. 1") have been marked to show changes from the initial Registration Statement as filed with the Securities and Exchange Commission (the "Commission") on April 2, 2007. Amendment No. 1 was transmitted for filing with the Commission via EDGAR on the date hereof.

        The Registrant's responses set forth the Staff's comments together with the Registrant's responses. Unless otherwise specified, all page number references in the attached responses are to the internal page numbers of Amendment No. 1.

        If you have any questions, or it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6932.

Sincerely,

/s/  JEFFREY J. PELLEGRINO

Jeffrey J. Pellegrino
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:
Derek B. Swanson
Robert Littlepage
Kenya Gumbs
Shirley J. Linn, Esq., Executive Vice President and General Counsel, FairPoint Communications, Inc.
Steven J. Slutzky, Esq.

Enclosures

FairPoint Communications, Inc.
Registration Statement on Form S-4

Memorandum of FairPoint Communications, Inc.'s (the "Registrant")
Responses to Comments of the Staff of the Securities and Exchange
Commission (the "Staff") Conveyed in a Letter Dated May 3, 2007

The Staff's comments are reproduced in their entirety in bold below, and the responses thereto are set forth after each comment.

General

1.
The spin-off of Northern New England Spinco to Verizon shareholders implicates Section 5 of the Securities Act of 1933. Consequently, Northern New England Spinco should file a registration statement registering the spin-off of its shares to Verizon shareholders. In the alternative, if available, you may rely upon the safe harbor from registration as described in Staff Legal Bulletin No. 4. If you believe that you may rely upon Staff Legal Bulletin No. 4, please address in your response letter how you satisfy the conditions of the safe harbor, particularly whether the special dividend and debt securities being issued to Verizon constitutes "value" or "consideration" in the spin-off. We note the representation that the amount of the special dividend will not exceed Verizon's estimate of the tax basis of the assets being transferred to Northern New England Spinco; however, this amount does not include the value of the debt securities being issued to Verizon.

The Registrant supplementally advises the Staff that it understands that Verizon Communications Inc. ("Verizon") intends for the spin-off of Northern New England Spinco Inc. ("Spinco") shares to Verizon stockholders to fall within the safe harbor from registration described in Staff Legal Bulletin No. 4 ("SLB 4"). The safe harbor described in SLB 4 sets forth five criteria for transactions to fall within the safe harbor provided by it:

  1.
  The parent shareholders may not provide consideration for the spun-off shares;

  2.
  The spin-off is pro-rata to the parent shareholders;

  3.
  The parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets;

  4.
  The parent has a valid business purpose for the spin-off; and

  5.
  If the parent spins-off "restricted securities," it has held those securities for at least two years.

Verizon has advised the Registrant that Verizon believes that the spin-off meets all of the specified criteria for the reasons discussed below.

1.
No Consideration for Spun-Off Shares. Verizon stockholders will not provide any consideration for the Spinco stock to Verizon or its affiliates (collectively, the "Verizon Group"). The Staff has requested that the Registrant specifically address the fact that the Verizon Group will receive $1.7 billion, which will comprise (i) a special cash payment up to the amount equal to Verizon's estimate of the tax basis of the assets to be contributed to Spinco plus (ii) debt securities of Spinco in an aggregate principal amount equal to the remainder of the $1.7 billion total amount.

  As stated in the press release issued by the Registrant and Verizon announcing the transaction, the total value of the Northern New England business's assets being transferred to Spinco by Verizon prior to the spin-off was estimated to be approximately $2.715 billion on the date of the announcement of the transaction. This value for the assets was agreed to by Verizon and the Registrant after extensive arms'-length negotiations. In connection with the asset contribution, Verizon will receive $1.7 billion through (i) the special cash payment, which will be funded by bank debt incurred by Spinco, and (ii) the debt securities of Spinco. The value of approximately $1.015 billion represented by the difference between the assets being transferred to Spinco

  ($2.715 billion) and the liabilities being incurred Spinco ($1.7 billion in bank debt and Spinco securities) represents the value of the Spinco stock that Verizon stockholders will be receiving in the spin-off and exchanging with the Registrant for shares of the Registrant's common stock in the merger. Consequently, Verizon believes that no portion of the cash and securities that will be received by Verizon in connection with the spin-off will be provided to Verizon by its stockholders. This is because Verizon's stockholders are not purchasing or otherwise acquiring an interest in Spinco for cash or any other type of consideration, and they are not paying Verizon to obtain an interest in Spinco. Rather, Verizon's stockholders are receiving, for no consideration, a special distribution of a company—Spinco—that holds certain Verizon assets valued by the parties to the transaction at approximately $2.7 billion that are subject to approximately $1.7 billion of indebtedness.

  As a result, Verizon believes that the spin-off is not a transfer to its stockholders for value. In this regard, this transaction is identical to the spin-off of Verizon's domestic print and Internet yellow pages directories publishing operations, in which information with respect to these publishing operations was provided to Verizon's stockholders in an information statement under cover of a registration statement on Form 10 that was originally filed with the Securities and Exchange Commission on July 7, 2006 and was declared effective on November 1, 2006, following a full review by the Securities and Exchange Commission. Verizon further believes that transactions having comparable structures are commonly effected in reliance on SLB 4. In addition to Verizon's domestic print and Internet yellow pages directories publishing operations, other examples from 2006 include Sprint Nextel Corporation's spin-off of Embarq Corporation and the Alberto-Culver Company's spin-off of Sally Beauty Holdings.

2.
Pro Rata Distribution to Stockholders. The spin-off will be pro rata to the stockholders of Verizon. As of March 31, 2007, Verizon had 2,903,363,700 shares of common stock outstanding, while Spinco currently has 1,000 shares of common stock authorized and outstanding, all of which are held by Verizon. Immediately prior to the spin-off, Verizon will cause Spinco to effect a stock split that will result in the number of issued and outstanding shares of Spinco common stock being equal to the sum of (i) the number of shares of Verizon common stock issued and outstanding on the record date for the spin-off and (ii) the number of shares of Verizon common stock issued between the record date for the spin-off and the effective date of the spin-off as a result of the exercise of employee stock options in that interim period. As a result, each Verizon stockholder will receive one share of Spinco common stock for each share of Verizon common stock held by it on the record date. The Spinco shares will be held for the benefit of Verizon's stockholders by a third-party distribution agent pending completion of the merger of Spinco with and into the Registrant. All Spinco shares will then be converted into shares of the Registrant through this merger in accordance with a ratio set forth in the merger agreement. The merger of Spinco with and into the Registrant is expected to occur immediately following the spin-off.

3.
Provision of Adequate Information. Verizon intends to provide its stockholders and the trading market with adequate information regarding the spin-off and the subsidiary being spun off. To effect a spin-off within the safe harbor of SLB 4, a registration statement on Form 10 is typically required to meet this third criterion. The information statement that Verizon proposes to send to its stockholders (as described in more detail below under "Additional Considerations Regarding Timing for Filing and Mailing of Disclosure Documents") will contain historical information about the Northern New England business operated by Verizon that will be contributed to Spinco prior to the spin-off; the Registrant's current business; and the business of the combined company that will result from the merger of Spinco with and into the Registrant. Verizon believes that it is more helpful to Verizon stockholders to have information regarding the combined company than to have information regarding Spinco alone because Verizon's stockholders will never be able to make an investment decision regarding the stock of Spinco. Verizon's stockholders will own Spinco stock for only a moment in time and will not be able to trade, sell, transfer or otherwise dispose of Spinco stock during that extremely brief period, nor will they have any right to vote on the transactions that will result in the spin-off and merger.

4.
Valid Business Purpose for the Spin-Off. Verizon has a valid business purpose for the spin-off and the merger with the Registrant. As discussed in the Registration Statement under the heading "The Transactions—Verizon's Reasons for the Spin-off and the Merger," Verizon believes that completion of the spin-off and the merger will result in advantages both to Verizon and its stockholders. Among other things, Verizon's current strategy is focused on delivering broadband, wireless, wireline and other related communications services to mass market, business, government and wholesale customers in markets across the United States and to business customers internationally. Verizon believes that this spin-off and the merger of Spinco with the Registrant will allow Verizon to focus more intensely on this strategy. Similarly, Verizon has engaged in other recent transactions to separate businesses not directly related to Verizon's primary focus. For example, in November 2006, Verizon completed the spin-off to its stockholders of its domestic print and Internet yellow pages directories publishing operations in the form of common stock of Idearc Media Corporation, and in May 2005, Verizon sold its landline telephone operations in Hawaii. Completion of the spin-off will enable Verizon to focus more intensely on operating businesses within its core strategy.

  In addition to the strategic importance to Verizon of the proposed spin-off of Spinco, the spin-off is expected to result in Verizon's receipt of approximately $1.7 billion in the form of a special cash payment plus debt securities of Spinco. Verizon may use these proceeds to reduce existing indebtedness of the Verizon Group or to repurchase Verizon common stock, resulting in an improved capital structure for Verizon, which benefits its stockholders. These transactions are expected to occur under a structure that is tax-efficient for Verizon's stockholders.

5.
Spinco Holding Period. The two-year holding period set forth in SLB 4 does not apply to Spinco, as Verizon formed Spinco for the purpose of effecting the spin-off rather than acquiring Spinco from a third party. Verizon's stockholders will receive shares of common stock of the Registrant only after Spinco is merged with and into the Registrant; however, these shares will be issued to the Verizon stockholders by the Registrant, rather than by Verizon, and will be registered by the Registrant under the Registration Statement.

* * * * *

Additional Considerations Regarding Timing for Filing and Mailing of Disclosure Documents

As discussed with Messrs. Larry Spirgel and Derek Swanson of the Staff by telephone on May 16, 2007, the parties have analyzed several issues with regard to what form the disclosure document or documents to be provided to the stockholders of Verizon by both the Registrant and by Verizon or Spinco should take, and at what time or times the parties have an obligation to provide disclosure to the Verizon stockholders. As outlined during the May 16 telephone call, the timeline for the transactions is expected to be as follows:

  •
  The Registrant intends to mail the proxy statement/prospectus included in the Registration Statement to its stockholders at the earliest date possible in order to obtain their approval of the transaction, which is a required closing condition of the merger.

  •
  Verizon does not need to obtain Verizon stockholder approval for the transactions; consequently, no proxy statement will be mailed to Verizon stockholders.

  •
  The merger is not expected to close until the first quarter of 2008 due to the timing of receipt of the necessary regulatory approvals.

One of the important objectives of the parties is to provide only one disclosure document to Verizon stockholders in order to minimize stockholder confusion and to avoid the considerable expense of an additional mailing. This document could be provided either contemporaneously with or shortly following the mailing of the proxy statement/prospectus by the Registrant to its stockholders or closer to the time of the closing of the transactions, most likely when third quarter financial information is available for the parties.

As discussed during the parties' May 16 teleconference with Messrs. Spirgel and Swanson, the parties have set forth supplementally in response to the Staff's questions their proposed approach for providing Verizon's stockholders with disclosure in a manner that is consistent with the Securities Act and have provided it to the Staff supplementally as Annex 2 to the letter, dated May 24, 2007, of Paul, Hastings, Janofsky & Walker LLP addressed to Mr. Spirgel that is being delivered with the paper copies of this letter and Amendment No. 1.

2.
Please analyze in your response letter how the distribution agent's aggregation and sale of fractional shares will comply with Section 5 of the Securities Act, or, if you believe you can comply with Staff Legal Bulletin 4, how you will comply with the guidance in Section 6 of that Staff Legal Bulletin.

The Registrant acknowledges the Staff's comment and supplementally advises the Staff that it has been advised by Verizon that the spin-off will not result in any fractional shares of Spinco's common stock being distributed to Verizon stockholders. As a result of the stock split to be effected by Spinco prior to the occurrence of the spin-off, each Verizon stockholder will receive the same number of shares of Spinco common stock as the number of shares of Verizon stock held by it on the record date, subject to adjustment as of the effective time of the spin-off to reflect the issuance of additional shares of Verizon common stock as a result of the exercise of employee stock options between the record date for the spin-off and the effective date of the merger as described in the response to Comment 1 above. However, based on the exchange ratio set forth in the merger agreement relating to the proposed merger of Spinco with and into the Registrant, Verizon stockholders may become entitled to receive whole shares as well as interests in fractions of a share of the Registrant's common stock in exchange for their shares of Spinco common stock held on the effective date of the merger. The independent distribution agent that will effect the aggregation and sale of fractional interests in shares of the Registrant's common stock will not be affiliated with any of Verizon, Spinco or the Registrant, and will have sole discretion (subject to the terms of the merger agreement and an engagement letter consistent with the applicable provisions of the merger agreement) as to when, how, at what price and through which broker-dealer to make its sales. Any sales of aggregated fractional shares of common stock of the Registrant will be made via the New York Stock Exchange. The aggregation and sale of fractional shares of the Registrant's common stock will comply with Section 5 of the Securities Act because the Registration Statement will be in effect as to the Registrant's securities to be aggregated and sold.

3.
Please revise to include a summary term sheet in bullet point format in accordance with Item 1001 of Regulation M-A, and consolidate this term sheet with the "Summary of the Combined Company" section of the document. In the term sheet, disclose the aggregate amount of fees paid and payable to each of Lehman Brothers, Morgan Stanley, and Deutsche Bank Securities in connection with advising FairPoint and providing financing commitments.

The Registrant has complied with the Staff's comment by inserting a summary term sheet under the caption "Summary" beginning on page 10 of Amendment No. 1. The Registrant has also included disclosure regarding the aggregate fees payable to Deutsche Bank Securities in connection with advising the Registrant with respect to the merger and providing a fairness opinion as required by Item 1015 of Regulation M-A. The Registrant does not believe that disclosure of advisory fees and financing commitment fees payable to Lehman Brothers and Morgan Stanley and disclosure of financing commitment fees payable to Deutsche Bank Securities is required by Item 1015 of Regulation M-A. Specifically, the Registrant does not believe that disclosure of advisory fees and financing commitment fees payable to Lehman Brothers and Morgan Stanley is required by Item 1015 of Regulation M-A because Lehman Brothers and Morgan Stanley provided financial advisory services and evaluation materials to the Registrant, which information was superseded by the report prepared by Deutsche Bank Securities, and the Registrant therefore believes that such services and materials are not reports "materially related" to the transactions within the meaning of Section 1015(a) of Regulation M-A. With respect to the financing commitment fees payable to Deutsche Bank Securities, such fees are not payable to Deutsche Bank Securities in its capacity as a financial advisor to the Registrant.

Cover Page

4.
Please disclose the dollar value, on an aggregate and per share basis, of the merger consideration Spinco shareholders will receive in the merger based on the most recent closing price of FairPoint's common stock.

The Registrant has complied with the Staff's comment by including the requested disclosure on the cover page of the proxy statement/prospectus included in Amendment No. 1.

5.
Disclose that Verizon Communications and its subsidiaries will receive approximately $1.7 billion in the form of a cash dividend and the transfer of debt securities by Spinco immediately prior to the spin-off and the merger between Spinco and FairPoint. Also disclose the aggregate amount of debt the merged company will incur in connection with facilitating the spin-off and merger.

The Registrant has complied with the Staff's comment by including the requested disclosure on the cover page of the proxy statement/prospectus included in Amendment No. 1.

Questions and Answers about the Transactions, page 1

"What will happen in the spin off?", page 1

6.
Clarify that Spinco will not receive any cash proceeds from Verizon in connection with the transfer of Spinco's debt securities to Verizon, and that Spinco has entered into financing arrangements in order to pay the cash dividend and to make payments on the Spinco debt securities.

The Registrant has complied with the Staff's comment by including the requested disclosure under the caption "What will happen in the spin-off?" on page 1 of Amendment No. 1.

7.
We note you indicate that the amount of the special dividend will not exceed Verizon's estimate of the tax basis of the assets being transferred to Northern New England Spinco. Balance this disclosure here and elsewhere with disclosure clarifying whether the $1.7 billion (comprised of the special dividend and Spinco debt securities) exceeds Verizon's estimate of the tax basis of the assets being transferred.

The Registrant has complied with the Staff's comment by including the requested disclosure under the caption "What will happen in the spin-off?" on page 1 of Amendment No. 1 and throughout Amendment No. 1, as applicable.

The Merger, page 18

8.
Tell us in your response letter why "certain specified options, restricted stock units, restricted units and certain restricted shares..." will not be included in determining the number of shares of FairPoint common stock outstanding.

The Registrant acknowledges the Staff's comment and supplementally advises the Staff that the options, restricted stock units, restricted units and restricted shares in question were excluded from the calculation of the number of shares of FairPoint stock outstanding primarily because the exercise prices of the options are significantly "out-of-the-money" or there were certain conditions to the vesting or exercisability of the securities that could never be satisfied. Accordingly, the parties determined that it would not be appropriate to consider these securities outstanding for purposes of computing the number of shares of FairPoint common stock outstanding on a fully diluted basis (which, as defined in the merger agreement, excludes treasury stock, certain specified options, restricted stock units and certain restricted shares outstanding as of the date of the merger agreement).

Risk Factors, page 20

"The Integration of FairPoint's and Spinco's business may not be successful," page 20

9.
In order to provide context to the risk, please disclose the amount of fees that will be payable prior to the expiration of the transition services agreement as well as after the expiration of that agreement (if the merged company continues to use Verizon's services under the transition services agreement).

The Registrant has complied with the Staff's comment by including the requested disclosure under the caption "The Integration of FairPoint's and Spinco's business may not be successful" on page 25 of Amendment No. 1.

"The merger agreement contains provisions that may discourage other companies from trying to acquire FairPoint," page 23

10.
Clarify here or in another risk factor whether the merger agreement contains provisions that may discourage other companies from trying to acquire Northern New England Spinco.

The Registrant acknowledges the Staff's comment and supplementally advises the Staff that the merger agreement, pursuant to which Verizon and the Registrant have contractually agreed that Spinco will merge with the Registrant, does not contain a provision discouraging third parties from trying to acquire Spinco or the Spinco business. The Registrant believes that including disclosure to this effect may be confusing to stockholders in that Spinco, unlike the Registrant, is not a publicly traded company and it would not be possible for a third party to acquire the Spinco business without Verizon's involvement because Verizon owns all of the authorized and outstanding shares of capital stock of Spinco and all of the assets of the Spinco business, and is bound by the provisions of the merger agreement described above.

"FairPoint and Spinco provide services to customers over access lines...," page 26

11.
Disclose the amount of revenues lost as a result of the net loss of access lines. Also quantify the rate of decline in access revenues, and the proportion of your total revenues generated by access line revenues.

The Registrant has complied with the Staff's comment by including the requested disclosure under the caption "FairPoint and Spinco provide services to customers over access lines, and if the combined company loses access lines, its business, financial condition and results of operations may be adversely affected" on page 32 of Amendment No. 1.

"If the spin off does not constitute a tax-free spin off...," page 24 and "The combined company may be affected by significant restrictions following the merger," page 25

12.
In order to give context to the risk factors, give examples of "disqualifying actions."

The Registrant has complied with the Staff's comment by including the requested disclosure under the caption "If the spin-off does not constitute a tax-free spin-off under Section 355 of the Internal Revenue Code... then Verizon, FairPoint or Verizon stockholders may be responsible for payment of substantial United States federal income taxes" beginning on page 29 of Amendment No. 1.

"The combined company will be subject to competition...," page 26

13.
If true, indicate that the combined company may be subject to competition from Verizon in several of its markets, including in New England.

The Registrant has complied with the Staff's comment by including the requested disclosure under the caption "The combined company will be subject to competition that may adversely impact its business, financial condition and results of operations" beginning on page 32 of Amendment No. 1.

"Limitations on usage of net operating loss carryforwards...," page 31

14.
Clarify how the "limitations" could limit the combined company's ability to utilize the carryforwards in the future.

The Registrant has complied with the Staff's comment by including the requested disclosure under the caption "Limitations on the combined company's ability to use net operating loss carryforwards, and other factors requiring the combined company to pay cash taxes in future periods, may affect its ability to pay dividends to its stockholders" on page 38 of Amendment No. 1.

"The combined company faces risks associated with acquired businesses and potential acquisitions," page 32

15.
If potential adverse tax consequences limit the combined company's ability to pursue acquisitions during the two years following the merger, clarify in this risk factor.

The Registrant has complied with the Staff's comment by including the requested disclosure under the caption "The combined company faces risks associated with acquired businesses and potential acquisitions" beginning on page 38 of Amendment No. 1.

"The combined company's success will depend on its ability to attract and retain...," page 34

16.
Disclose whether any key personnel have indicated an intention to leave the company following the merger.

The Registrant has complied with the Staff's comment by including the requested disclosure under the caption "The combined company's success will depend on its ability to attract and retain qualified management and other personnel" on page 40 of Amendment No. 1.

"The combined company will be exposed to risks relating to evaluations...," page 34

17.
Indicate when the combined company will have to comply with Section 404 of the Sarbanes-Oxley Act.

The Registrant is currently subject to the requirements of Section 404 of the Sarbanes-Oxley Act. Based on the Staff's published interpretations and assuming the merger is consummated in early 2008, the Registrant believes that it will have to comply with the requirements of Section 404 of the Sarbanes-Oxley Act with respect to the Spinco business beginning with the Registrant's fiscal year ending December 31, 2009. The Registrant has included disclosures reflecting this conclusion under the caption "The combined company will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act" on page 41 of Amendment No. 1.

The Transactions, page 41

Calculation of Merger Consideration, page 43

18.
We note your statement, in footnote 1 to the fee table, that the number of shares to be registered "represents the maximum number of shares of common stock that FairPoint Communications, Inc. will issue to holders of common stock of Northern New England Spinco Inc. upon consummation of the merger.…" However, on page 43 of the Form S-4, FairPoint discloses that "the actual number of shares of FairPoint common stock to be issued will not be determined until the effective time, and there is no maximum or minimum number of shares that will be issued." Please revise to reconcile these statements, or alternatively, expand the discussion on page 43 to disclose FairPoint's plan to not issue any further shares (other than shares that may be issued under the 2005 Stock Incentive Plan) prior to the effective date of the merger.

The Registrant has complied with the Staff's comment by revising the disclosure under the caption "Calculation of Merger Consideration" on page 50 of Amendment No. 1.

Background of the Merger, page 45

19.
The Background section contains multiple references to analyses and valuations provided by FairPoint's financial advisors relating to a potential transaction with Verizon Communications, beginning with Lehman Brothers' and Morgan Stanley's preliminary valuation parameters presented during the June 21, 2006 meeting of FairPoint's board of directors. Advise us why each of these presentations do not constitute a "report, opinion or appraisal materially relating to the transaction" within the meaning of Item 4(b) of Form S-4. Alternatively, provide all of the disclosure about these presentations that is required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. We may have further comment after reviewing your response.

The only "report, opinion or appraisal materially relating to the transaction" under Item 4(b) of Form S-4 that was delivered to the Registrant is the fairness opinion from Deutsche Bank Securities which was delivered to the Registrant's board of directors at a meeting on January 14, 2007 and which is described in, and attached as an Annex to, the proxy statement/prospectus included in the Registration Statement. In addition, at that meeting, Deutsche Bank Securities also reviewed with the Registrant's board of directors certain written material in connection with its presentation, which materials are being supplementally provided to the Staff by Deutsche Bank Securities under separate cover. The Registrant believes that all other presentations by its financial advisors prior to the January 14, 2007 meeting were not "reports, opinions or appraisals" materially relating to the transaction under Item 4(b) of Form S-4 because these materials were prepared at a much earlier stage of the negotiations of the transactions and were superseded by the fairness opinion and related presentation delivered by Deutsche Bank Securities at the January 14, 2007 meeting.

20.
Disclose whether the financing commitments ultimately provided by Lehman Brothers and Morgan Stanley factored into those entities' valuation of and advice to FairPoint during the negotiations from March of 2006 to January 15, 2007. Clarify when FairPoint first began negotiations with Lehman Brothers and Morgan Stanley for a portion of the $2.08 billion in financing commitments discussed on page 104. Quantify the fees payable to these commitment parties (as well as Deutsche Bank Securities and its affiliates), as well as the limit on FairPoint's agreement to indemnify Lehman Brothers, Morgan Stanley, and the other commitment parties against certain liabilities, as described on page 104.

In order to eliminate the market risk associated with financing the merger and the related transactions, in early December 2006, the Registrant sought commitments for a substantial portion of the financing required in connection with the merger and the related transactions (other than the issuance of the Spinco securities to the Verizon Group.) The Registrant solicited bids for the financing from third parties, including Lehman Brothers and Morgan Stanley. Given that the financing commitments were provided by Lehman Brothers and Morgan Stanley at the very end of a nine-month negotiation process and after the Registrant conducted this bid solicitation process, the Registrant does not believe that the financing commitments provided by Lehman Brothers and Morgan Stanley factored into the advice provided to the Registrant by such entities during the course of the negotiations which were nearing completion prior to Lehman Brothers and Morgan Stanley providing their financing commitments. As noted in the response to Comment 3 above, the Registrant does not believe that disclosure of financing commitment fees payable to its financial advisors is required by Item 1015 of Regulation M-A. The aggregate financing fees payable by the Registrant are disclosed in the pro forma financial statements included in the Registration Statement.

21.
Please expand your discussion of the parties negotiation of key aspects of the proposed deal, including, but not limited to, the following:

•
the exchange ratio and type of merger consideration;

•
the structure of the transaction and the final percentage of outstanding Newco common shares that the Spinco stockholders would own post-merger;

•
the deal protection provisions;

•
the allocation of assets between Verizon and Spinco;

•
the amount of payouts to Verizon in connection with the spin-off; and

•
the tax sharing agreement.

The Registrant has complied with the Staff's comment by including the requested disclosure under the caption "Background of the Merger" beginning on page 52 of Amendment No. 1.

FairPoint's Reasons for the Merger, page 48

22.
It appears that on January 2, 2007 and January 10, 2007, management and the board of directors of FairPoint discussed certain factors possibly weighing against approval of the transaction, such as the amount of debt to be incurred by the merged company, the impact of the merger on FairPoint's cash position, the proposed sale of FairPoint's limited partnership interest in Orange County-Poughkeepsie, and certain deal protection devices. Please expand your summary of FairPoint's reasons for the merger to also discuss how factors weighing against the merger were addressed, and the reasoning behind the board's belief that any negative aspects of the merger were outweighed by the positive benefits that would arise once the transactions were completed.

The Registrant has complied with the Staff's comment by including the requested disclosure under the caption "FairPoint's Reasons for the Merger" beginning on page 57 of Amendment No. 1.

Opinion of Deutsche Bank Securities Inc., Financial Advisor to FairPoint, page 51

23.
Provide us with any analyses, reports, presentations, or similar materials, including projections and forecasts, provided to or prepared by Deutsche Bank Securities Inc. in connection with rendering its fairness opinion. We may have further comment upon receipt of these materials. Also provide us with a copy of the engagement letter.

The Registrant has supplementally provided to the Staff under separate cover the analyses and financial projections provided to Deutsche Bank Securities by the Registrant. In addition, as noted in the response to Comment 19 above, the written materials used by Deutsche Bank Securities at the Registrant's board of directors meeting held on January 14, 2007, together with the engagement letter between the Registrant and Deutsche Bank Securities, are being supplementally provided to the Staff by Deutsche Bank Securities under separate cover.

24.
We note your statement that Verizon furnished certain internal analyses and other information to Deutsche Bank Securities. Please note that disclosure of financial forecasts prepared by management are required if the forecasts were provided to a third-party financial advisor, including a merging party's advisor. Accordingly, please disclose all projections that FairPoint provided to Verizon, Spinco, and/or their respective financial advisors and the projections that Verizon and Spinco gave to FairPoint and/or FairPoint's financial advisors, or advise us why they are not material. For example, please disclose all material Spinco projections that were provided to Deutsche Bank Securities.

The Registrant has complied with the Staff's comment by including disclosure (including projections) under the caption "Certain Projected Financial Information Provided to FairPoint's Financial Advisor" on page 194 of Amendment No. 1.

Interests of Certain Persons in the Merger, page 60

25.
Please quantify in dollar terms the benefit that FairPoint's officers will receive as a result of their interests in the merger. Present this quantified information on both an aggregate and an individual basis. Furthermore, please quantify the dollar amount of payments and benefits that each of FairPoint's executive officers will be entitled to receive under the Change in Control and Severance Agreements executed in March 2007, in the event that the executive officers resign within 45 days following the events specified on page 157 of the Form S-4.

The Registrant has complied with the Staff's comment by including the requested disclosure under the caption "Interests of Certain Persons in the Merger" beginning on page 69 of Amendment No. 1.

Dividend Policy of FairPoint and the Combined Company, page 63

26.
Disclose the expected pro forma leverage ratio following the merger.

The Registrant has complied with the Staff's comment by including the requested disclosure under the caption "Dividend Policy of FairPoint and the Combined Company" on page 74 of Amendment No. 1.

Certain United States Federal Income Tax Consequences of the Spin Off and the Merger, page 65

27.
Please remove the word "certain" from the heading and the opening paragraph of this section. Furthermore, confirm that counsel for both parties to the merger will opine on all material tax consequences of the spin off and the merger.

The Registrant has complied with the Staff's comment by revising the title of this section and the cross references thereto throughout Amendment No. 1 and revising the opening paragraph under the caption "Material United States Tax Consequences of the Spin-Off and the Merger" on page 75 of Amendment No. 1.

28.
It appears that you intend the tax discussions to be counsel's opinion. If so, please revise to clearly state that this is counsel's opinion, or alternatively, advise us whether you intend to obtain and file long-form tax opinions.

The Registrant has complied with the Staff's comment by including the requested disclosures under the caption "Material United States Tax Consequences of the Spin-Off and the Merger" on pages 75 and 77 of Amendment No. 1.

29.
You state in "Conditions to the Completion of the Merger" that receipt of the tax opinions and the IRS rulings are conditions that can be waived by the parties. In your response letter, please confirm that you intend to re-circulate and re-solicit if there is a material change in tax consequences and the conditions are waived. Please also note our position that the executed tax opinions must still be filed prior to effectiveness, regardless of your undertaking to re-solicit and re-solicit.

The Registrant hereby confirms to the Staff that it intends to recirculate the proxy statement/prospectus and resolicit the approval of the Registrant's stockholders with respect to the merger if there is a material change in tax consequences and the conditions with respect to the receipt of tax opinions and IRS rulings are waived. The Registrant respectfully advises the Staff that the opinions of Paul, Hastings, Janofsky & Walker LLP and Debevoise and Plimpton LLP with respect to the tax consequences of the spin-off and the merger, as applicable, will be filed as Exhibits 8.1 and 8.2, respectively, to the Registration Statement prior to the Registrant requesting effectiveness of the Registration Statement.

Conditions to the Completion of the Merger, page 79

30.
Disclose here whether it is the FairPoint board's intent to re-solicit stockholder approval of the merger if either party waives material conditions. We generally believe that re-solicitation is required when companies waive material conditions to a merger and such changes in the terms of the merger render the disclosure that they previously provided to shareholders materially misleading.

The Registrant has complied with the Staff's comment by including the requested disclosure under the caption "The Merger Agreement" on page 79 of Amendment No. 1.

31.
We note the merger is conditioned upon receipt of customary solvency opinions "of a nationally recognized independent valuation firm selected by Verizon." File the consents of the firm(s) being engaged to provide such opinions and confirm in your response letter that the opinions will be filed as exhibits to the registration statement in a post-effective amendment at closing.

The Registrant acknowledges the Staff's comment and respectfully advises the Staff that, for the reasons discussed below, in the view of the Registrant and Verizon, the parties should not be required to provide the solvency opinion referred to in the merger agreement as an exhibit to the Registration Statement. Further, it is not feasible to provide the consent of the valuation firm as an exhibit to the Registration Statement at this time. While preliminary discussions with independent valuation firms have begun, there has not been as of the date of this letter, and may not be as of the date of mailing of the Registrant's proxy statement/prospectus, any agreement entered into with one of those firms to provide the required solvency opinion. The opinion will not be delivered until the closing of the transactions, which is not expected to occur until early 2008. Therefore, the Registrant and Verizon believe that they cannot provide the solvency opinion as an exhibit to the Registration Statement.

In addition, the Registrant and Verizon believe that the solvency opinion, unlike the fairness opinion of Deutsche Bank Securities attached as Annex B to the proxy statement/prospectus included in the Registration Statement, is not intended to provide the directors of Verizon or the Registrant with data useful to their consideration of the transactions, nor to provide stockholders of Verizon or the Registrant with data useful to their consideration of how to vote at the stockholders' meeting (in the case of the Registrant's stockholders) or the decision to buy, hold or sell Verizon common stock (in the case of Verizon's stockholders). Rather, it is intended to satisfy a closing condition set forth in the merger agreement—namely, that there be satisfactory proof to Verizon, as of the date of closing of the merger, that the combined company will be solvent immediately after the merger. The inclusion of this condition in the merger agreement is intended to protect the interests of Verizon, and the directors and stockholders of Verizon, but the parties do not believe that provision of the opinion itself as an exhibit to the Registration Statement offers incremental protection or information to stockholders of any of the parties. The Registrant's stockholders will make the decision to approve the merger several months in advance of the execution of any solvency opinion, and no solvency opinion was delivered to the board of directors of either of the Registrant or Verizon in connection with their respective determinations to proceed with the transactions. As noted above, Verizon's stockholders are not being asked to vote to approve the transactions. Moreover, the parties believe that the filing of a solvency opinion that is a closing condition similar to requirements for the delivery of certificates of corporate officers or opinions of counsel to merger parties as to corporate matters is not customary in this context.

Financing of the Combined Company, page 104

32.
In each instance when adjusted LIBOR is cited as a starting point in the calculation of the interest rates payable under each type of financing, please disclose the most recent adjusted LIBOR figures. Also provide an example of the total annual interest rate the merged companies will be required to pay on any borrowings under the various credit arrangements, as well as examples of how the commitment fees and other fees will be calculated.

The Registrant has complied with the Staff's comment by including the requested disclosure relating to the current adjusted LIBOR rate under the caption "Proposed Terms of the New Credit Facility" on page 113 of Amendment No. 1. The Registrant supplementally advises the Staff that the margins applicable to the various credit facilities have not yet been determined. Accordingly, the total annual interest rate applicable to the combined company's expected borrowings cannot be calculated at this time.

33.
Clarify whether the debt that will be incurred by Newco will be considered "high-yield" debt. We note that FairPoint presented the contemplated transactions at a "Lehman Brothers High Yield Bond and Syndicated Loan Conference" on March 26, 2007. See the Form 8-K filed on March 26, 2007.

The Registrant has complied with the Staff's comment by including the requested disclosure under the caption "Spinco Securities" on page 115 of Amendment No. 1.

Spinco Securities, page 107

34.
As soon as the payment terms, interest rate, and other details of the Spinco Securities are known please revise this section to provide that information. We may have further comments upon reviewing the revised disclosure.

The Registrant acknowledges the Staff's comment and supplementally advises the Staff that the required material terms of the Spinco securities are set forth in Exhibit C to the Distribution Agreement which was filed as Exhibit 2.4 to Amendment No. 1 and are described in the Registration Statement on page 115 under the caption "Spinco Securities." The Registrant will not know the interest rate applicable to the Spinco securities until they are issued to the Verizon Group, which will not occur until late 2007 or early 2008. The Registrant expects that the interest rate will reflect market conditions at the time of issuance.

35.
We note that Verizon may exchange the Spinco securities for outstanding Verizon indebtedness. Disclose that Verizon may be deemed to be an underwriter of the Spinco securities in certain transactions.

The Registrant has complied with the Staff's comment by revising the disclosure under the caption "Spinco Securities" on page 115 of Amendment No. 1 to state that Verizon may be deemed to be an underwriter in connection with any distribution of Spinco debt securities that it may undertake. The Registrant supplementally advises the Staff that Verizon has advised the Registrant that Verizon currently intends to make the distribution of Spinco debt securities, if any, in reliance on Rule 144A promulgated under the Securities Act or in conformity with one or more other available exemptions from registration.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 108

Overview, page 111

36.
We note your characterization of rural local exchange carriers' operations as having "stable operating results.…" Balance this discussion by also discussing the slow growth potential of the industry and illustrate the point by highlighting the percentage of revenue growth attributed to acquisitions as opposed to internal growth. As requested in an earlier comment, discuss the extent to which Verizon has competed with the company in the past and the extent to which it potentially may compete with the company in the future.

The Registrant has complied with the Staff's comment by revising the disclosure under the caption "Overview" beginning on page 117 of Amendment No. 1.

Liquidity and Capital Resources, page 128

The Combined Company, page 132

37.
Consider revising this section to include a table of contractual obligations of the combined company clarifying the amount and timing of the merged company's obligations in the future.

The Registrant has complied with the Staff's comment by including the requested table under the caption "The Combined Company" on page 145 of Amendment No. 1.

Notes to Unaudited Pro Forma Combined Condensed Financial Statements, page 174

38.
Refer to note (m) where you discuss the estimated purchase price allocation as of December 31, 2006. We note that debt of $608 million, which will be refinanced as part of the merger transaction, is included as purchase price consideration. Please explain in detail how you determined that this refinanced debt should be included in the purchase price.

The Registrant has complied with the Staff's comment by including the requested disclosure in Note (m) beginning on page 189 of Amendment No. 1.

39.
You disclose that the final value of the outstanding FairPoint shares will be based on the closing price of its stock as of the merger date. Tell us how you considered the guidance in SFAS 141 and EITF 99-12 in evaluating whether the measurement date should be based on the market price over a reasonable period of time before and after the terms of the acquisition were agreed to and announced.

The Registrant acknowledges the Staff's comment and supplementally advises the Staff that pursuant to the terms of the merger agreement all shares of Spinco common stock issued and outstanding immediately prior to the closing date will be automatically converted into an aggregate number of shares of FairPoint common stock equal to the product of (x) 1.5266 multiplied by (y) the aggregate number of shares of FairPoint common stock issued and outstanding, on a fully diluted basis, immediately prior to the closing date. Based on this formula, the ultimate number of marketable equity securities issued could change between the time the merger was announced and the effective time of the merger.

EITF 99-12 addresses the date to use when valuing marketable equity securities issued by the acquirer to effect a business combination if the number of the acquiring enterprise's shares or amount of other consideration (1) is not subject to change pursuant to the existing terms of the acquisition agreement or (2) could change pursuant to a formula in the initial acquisition agreement. Therefore, in this case, the first date on which the number of shares and the amount of the consideration becomes fixed without subsequent revision (i.e., the measurement date) will be the effective date of the merger.

Since the Registrant determined that the measurement date would be the effective date of the merger, pursuant to the provisions of EITF 99-12, the Registrant believes that the final value of the FairPoint shares should be based on the closing price of its stock as of the effective date of the merger.

40.
You disclose in Note (m)(4) at page 176 that the purchase price allocation is preliminary. Identify any additional significant liabilities and tangible and intangible assets likely to be recognized and describe any uncertainties regarding the effects of amortization periods assigned to assets. Disclose whether you expect the final allocation to be materially different. If materially different results might occur, include additional pro forma presentations that give effect to the range of possible results. See Article 11 of Regulation S-X.

The Registrant acknowledges the Staff's comment and supplementally advises the Staff that pursuant to applicable purchase accounting principles, FairPoint is required to value its assets and liabilities at fair market value which will require an independent appraisal after closing and could result in a different purchase price allocation. The following items are likely to change as a result of this independent appraisal after closing: (a) fair value of intangible assets, (b) amortization periods of intangible assets, (c) identification of other intangible assets, and (d) the fair value of property, plant and equipment. The Registrant believes it is impracticable to present pro forma presentations reflecting each possible outcome because of the uncertainty associated with each such outcome.

41.
Expand the description of pro forma note (x) at page 178 to disclose the nature and the amount of each type of expenditure that is reclassified. In your response describe how the presentations of these costs differ in the financial statements of FairPoint and Verizon's Maine, New Hampshire and Vermont Operations.

The Registrant has complied with the Staff's comment by revising Note (x) on page 192 of Amendment No. 1.

42.
We note that certain capital and operating leases and purchase obligations have been excluded from the pro forma contractual obligations table provided on page 179. Please consider revising the pro forma table to include these contractual obligations based on existing agreements or to reflect management's best estimate of the impact of the renegotiated terms.

The Registrant has complied with the Staff's comment by revising the pro forma contractual obligations table on page 193 of Amendment No. 1.

Beneficial Ownership of FairPoint Common Stock, page 214

43.
Disclose whether Wellington Management Company, LLP has any arrangements, agreements, or understandings with its clients that grant Wellington Management investment and voting control over the securities of its clients. If so, disclose the natural person(s) exercising voting or investment control over Wellington Management.

The Registrant acknowledges the Staff's comment and supplementally advises the Staff that the information contained in the Registration Statement with respect to Wellington Management Company, LLP ("Wellington") is based solely upon Wellington's Schedule 13(g) filed with the Commission on February 14, 2007. In its Schedule 13(g), Wellington discloses that the securities as to which its schedule is filed are owned of record by clients of Wellington, and that those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of such securities. Accordingly, additional disclosure to this effect has been included under the caption "Beneficial Ownership of FairPoint Common Stock" on page 241 of Amendment No. 1. The Schedule 13(g) does not disclose whether any clients have granted Wellington voting control over the subject securities.

Verizon's Maine, New Hampshire & Vermont Operations, page F-44

Notes to Combined Financial Statements, page F-51

6. Employee Benefits, page F-60

44.
Refer to your discussion of benefit costs. We note that Verizon curtailed the pension plan for management employees in 2005 and may have curtailed or settled other plans. Please revise your disclosures to clearly identify which pension and other postretirement benefit plans have been settled or curtailed and which, if any, will remain active subsequent to the merger.

The Registrant has complied with the Staff's comment by revising the disclosure under the caption "Benefit Cost" beginning on page F-84 of Amendment No. 1.

45.
We note from your disclosures on page F-57 that the SFAS 158 adjustments recorded by Verizon to recognize the funded status of your pension and other post retirement benefit plans are not reflected in the financial statements. Tell us how you considered the guidance in Statement 158 in determining that this accounting treatment is appropriate. In this regard, also discuss the pro forma adjustment (d) at page 174 to eliminate the liability for pension and other postretirement benefits not transferred to Spinco.

The Registrant has complied with the Staff's comment by revising the disclosure under the caption "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" on page F-81 of Amendment No. 1. Effective at the closing of the merger, new mirror plans will be set up and funded with a portion of these assets. The pro forma adjustments included in adjustment (d) on page 188 of Amendment No. 1 were determined using the difference between the actuarially estimated assets and liabilities for the new plans and the amounts included in the historical balance sheet. The formation of the new plans will enable separate FAS 158 determinations of funded status specific to the Northern New England business based on the assets and obligations assigned to the plans.

46.
Refer to your discussion of the Employee Matters Agreement on page 93. Please revise the disclosure in Note 6 to provide a discussion of the "excess pension plan" that you mention on page 93. The nature of this plan and whether tabular disclosures provided in your footnote include values related to this plan is unclear.

The Registrant has complied with the Staff's comment by revising the disclosure in Footnote 6, Employee Benefits on page F-84 of Amendment No. 1.

Stock options, page F-56

47.
Revise the disclosure at page F-56 to explain why the structure of Verizon's stock incentive plans does not provide for the separate determination of certain stock option disclosure. Identify the disclosures that you have omitted from the financial statements.

The Registrant has complied with the Staff's comment by revising the disclosure under the caption "Stock Options" on page F-80 of Amendment No. 1.

Part II—Information Not Required in Prospectus, page II-1

Item 22. Undertakings, page II-2

48.
Please include the undertakings required by Item 22(b) and (c) of Form S-4.

The Registrant has complied with the Staff's comment by including the requested undertakings on page II-2 of Amendment No. 1.

Exhibit Index

49.
Please file the legal opinion, tax opinions, and all other required exhibits as soon as possible. We will require adequate time to review those documents prior to the filing of a request for effectiveness.

The legal opinion of Paul, Hastings, Janofksy & Walker LLP has been filed as Exhibit 5.1 to the Registration Statement. The Registrant respectfully advises the Staff that the opinions of Paul, Hastings, Janofsky & Walker LLP and Debevoise and Plimpton LLP with respect to the tax consequences of the spin-off and the merger, as applicable, will be filed as Exhibits 8.1 and 8.2, respectively, to the Registration Statement prior to the Registrant requesting effectiveness of the Registration Statement.

50.
Revise the Exhibit Index to include the Termination Agreement dated as of January 15, 2007, and an appropriate cross-reference to the Form 8-K with which that agreement was filed.

Pursuant to the Termination Agreement, dated as of January 15, 2007 (the "Original Termination Agreement"), by and among the Registrant, Kelso Investment Associates V, L.P. ("KIA V"), Kelso Equity Partners V, L.P. ("KEP V" and together with KIA V, "Kelso") and Thomas H. Lee Equity Fund IV, L.P. ("T.H. Lee"), the parties agreed to terminate the Nominating Agreement, dated as of February 8, 2005, by and among the Registrant, Kelso and T.H. Lee (the "Nominating Agreement"), prior to the effective time of the merger and Kelso and T.H. Lee agreed to cause their nominees to the Registrant's board of directors to resign prior to the effective time of the merger. Subsequent to entering into the Original Termination Agreement, on January 16, 2007, Kelso's and T.H. Lee's nominees serving on the Registrant's board of directors resigned and Kelso and T.H. Lee entered into the Termination Agreement, dated as of February 1, 2007, with the Registrant (the "Termination Agreement") to immediately terminate the Nominating Agreement. The Termination Agreement, was filed as an exhibit to the Registrant's 8-K filed with the Commission on February 2, 2007. The Registrant did not file the Original Termination Agreement as an exhibit to the Registration Statement because it was superseded by the Termination Agreement and did not file the Termination Agreement as an exhibit to the Registration Statement because the Registrant does not have any continuing obligations thereunder.

51.
Please file the all agreements governing the "New Credit Facility" discussed on pages 104 through 107, including, but not limited to, the Commitment Letters entered into with each of the "commitment parties."

The Registrant acknowledges the Staff's comment and respectfully advises the Staff that the Registrant does not view the commitment letter and joinder letters relating to the new credit facility discussed on pages 104 through 107 of the Registration Statement to be agreements that are required to be filed pursuant to Item 601(b) of Regulation S-K. Specifically, the Registrant does not consider the commitment letter and joinder letters to be instruments defining the rights of security holders under Item 601(b)(4) or material contracts under Item 601(b)(10) in that they provide a commitment by the commitment parties to enter into a financing for the transaction (which is fully summarized on pages 104 through 107 of the Registration Statement), but the material obligations of the Registrant will be included in a new credit agreement and related agreements that will be entered into in connection with the consummation of the transactions in early 2008 (which will be filed under Item 601(b)(10) when finalized).

52.
Please file each Item 601(b)(10) agreement in its entirety. For example, we note that FairPoint omitted Exhibits A through C to the Distribution Agreement dated as of January 15, 2007 and filed with a Form 8-K on January 19, 2007.

The Registrant acknowledges the Staff's comment and supplementally advises the Staff that is has reclassified certain agreement relating to the spin-off and merger which were originally classified as Item 601(b)(10) agreements as Item 601(b)(2) agreements, and has omitted certain schedules from such agreements as permitted by Item 601(b)(2). The Registrant believes that each of these agreements is an integral part of the spin-off and the merger, as contemplated by the Agreement and Plan of Merger, dated as of January 15, 2007, by and among FairPoint Communications, Inc., Verizon Communications Inc. and Northern New England Spinco Inc., and therefore, is more appropriately classified as an Item 601(b)(2) agreement. Please refer to the response to Comment 53 for information regarding omitted schedules to the Item 601(b)(2) agreements.

53.
File a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish a copy of any omitted schedule to the Commission upon request. See Item 601(b)(2) of Regulation S-K.

The Registrant has complied with the Staff's comment by filing a list with each of Exhibits 2.2, 2.3, 2.4, 2.6, 2.7 and 2.8 to Amendment No. 1 of all omitted schedules to each such exhibit, together with an agreement to furnish such omitted schedules to the Commission upon request.

QuickLinks

FairPoint Communications, Inc. Registration Statement on Form S-4
Memorandum of FairPoint Communications, Inc.'s (the "Registrant") Responses to Comments of the Staff of the Securities and Exchange Commission (the "Staff") Conveyed in a Letter Dated May 3, 2007